AMENDMENT TO AGREEMENT

This amendment is for Executive Agreement (the "Agreement") signed JANUARY 1, 2015,

BETWEEN: Sandor Miklos an individual residing at:

163 Killian Road Maple On L6A 1A8

AND:	TSI Sports Inc (the "Company"), currently known as Team 360 Sports Inc a company organized and existing under the laws of Nevada with its head office located at:

711 S Carson St Ste 4, Carson City, 89701

Herewith

Annual compensation for Consultant as it relates to Agreement from this day forward shall be 200,000 common shares of the company and $75,000 per annum. This amount may be amended as per Agreement.

Signed and Dated January 1, 2017.

COMPANY

Team 360 Sports Inc _______________________ Authorized Signature	_______________________ Authorized Signature
/S/ Sandor Miklos _______________________ Print Name and Title S Miklos CEO	/S/ Sandor Miklos _______________________ Print Name and Title S Miklos CEO

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